EXHIBIT 4.3

PILLAR RESOURCES INC.

Suite 830 - 355 Burrard Street

Vancouver, British Columbia

CANADA V6C 2G8

May 23, 2002

Radius Explorations Ltd.

Suite 830 - 355 Burrard Street

Vancouver, B.C.

CANADA V6C 2G8

Attention:

Simon Ridgway,

President

Exploraciones Minera de Guatemala, S.A.

19 Av. A, 0-04, Vista Hermosa II

Guatemala City

Guatemala

Attention:

Sr. Pedro Garcia

Dear Sirs:

Re:

Option to Earn a 60% Interest in the Jocotan Area of Interest, Guatemala

We, Pillar Resources Inc. (“Pillar”) refer to our recent discussions with respect to the Jocotan area of interest, a portion of which is covered by applications for exploration concessions made by or on behalf of, or is covered by granted exploration concessions which are being purchased by, Exploraciones Minera de Guatemala, S.A. (“Exmingua”), an indirect wholly owned subsidiary of Radius Explorations Ltd. (“Radius”), and write to set forth our proposal and offer to Radius and Exmingua whereby Pillar (or a Guatemalan subsidiary of Pillar) could earn a 60% interest in the interest of Exmingua in the Jocotan area of interest by incurring exploration expenditures, and thereafter enter into a joint venture with Exmingua to further explore and, if warranted, develop the Property or, at the option of Radius/Exmingua, acquire from Exmingua the remaining 40% interest of Exmingua in the Jocotan area of interest  in exchange for common shares of Pillar.  All references to monies herein are to Canadian funds.

Our offer to Radius and Exmingua is as follows:

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For the purposes of making this offer, we understand that:

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the Jocotan area of interest consists of the lands within the boundary described by connecting the UTM coordinates set forth in Part I of Schedule “A” (the “Jocotan Area of Interest”), and is made up of the following mineral tenures and lands:

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lands which form a portion of the total area in respect of which four (4) applications for exploration concessions have been filed by or on behalf of Exmingua with the General Deportment of Mining, Guatemala (“GDM”) (the “Exmingua Applications”) described in Part II of Schedule “A”,

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lands which are the subject of one (1) exploration concession as described in Part III of Schedule “A”  (the “Purchased Concession”) currently held by a third party (the “Vendor”) and which Exmingua has agreed to purchase from the Vendor pursuant to an agreement dated November 12, 2001 (a copy of which is attached as Schedule “B”) for the sum of US $30,000 less all outstanding property taxes and assessment fees and filings (which have been paid),

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lands which are the subject of one (1) application for an exploration concession made by others, as described in Part IV of Schedule “A”, to which neither Radius nor Exmingua has any right (the “Third Party Applications”), and

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lands within the boundaries of the Property which are not subject to any existing mineral tenures (the “Open Lands”);

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the Exmingua Applications are held by Exmingua free and clear of any liens, charges, royalties, interests of others and encumbrances whatsoever (“Encumbrances”), other than:

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pursuant to the laws governing such applications,

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in certain cases, the Third Party Applications, which have priority and, if granted, would prevent the Exmingua Applications in respect of the same lands from being granted, and

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a right of first refusal granted by Radius to Gold Fields Exploration B.V. (“Gold Fields”),

are presently in good standing, all required filing fees and taxes have been paid or performed as necessary up to the date hereof and have been made in accordance with applicable laws;

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the Purchased Concession is, to the best of the knowledge of Exmingua and Radius,  held by the Vendor free and clear of any Encumbrances, other than:

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pursuant to the laws governing such concession, and

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pursuant to a complaint against the validity of such concession filed by  Entre Mares de Guatemala, S.A. (the “Concession Dispute”),

is presently in good standing and all required taxes, assessment work and fees have been paid or performed as necessary up to the date hereof, and the Purchase Agreement is in good standing;

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all operations in the Jocotan Area of Interest by or on behalf of Exmingua have been carried out in full compliance with all applicable mining, labour, environmental, taxation and foreign investment laws, and, to the best of the knowledge of Radius and Exmingua, there are no outstanding environmental matters to be dealt with in respect of the Property as at the date hereof; and

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Radius and Exmingua have the exclusive right, and all necessary power and authority, if this offer is accepted by Radius and Exmingua, to enter into an agreement with Pillar on the terms hereof and to grant an exclusive option (the “Pillar Option”) to Pillar upon the terms proposed in paragraph 2 and, upon exercise of the Pillar Option, to assign, transfer and set over to Pillar a 60% undivided right, title and interest in and to the interest of Exmingua in and to:

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subject to such tenure reorganization as may be required to divide the Exmingua Applications appropriately, the Exmingua Applications (with respect to only those lands subject thereto within the Jocotan Area of Interest), and

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subject to the resolution of the Concession Dispute in favour of the Vendor, the Purchased Concession and the Purchase Agreement,

in accordance with the terms and conditions of this offer.  At the request of Pillar, Radius and Exmingua will, at their sole expense, take such steps as may be necessary to reorganize the Exmingua Applications so as to be able to transfer to Pillar one or more applications for exploration concessions with respect to only that portion of the lands now subject to the Exmingua Applications as lies within the Jocotan Area of Interest.    For the purposes of the agreement constituted by the acceptance of this offer, the term “Property” will mean the Exmingua Applications (in respect only of those lands within the Jocotan Area of Interest), the Purchased Concession and all other mineral tenures or interests in minerals acquired by Pillar or Radius (or any direct or indirect subsidiary of either) or Exmingua within the Jocotan Area of Interest during the currency of the Pillar Option or following the exercise thereof, together with all appurtenances thereto and any successor or replacement mineral tenure(s) issued, granted or obtained in respect thereof.

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Radius and Exmingua will, by acceptance of this offer, grant to Pillar the sole and exclusive right and option to acquire an undivided sixty (60%) percent right, title and interest in and to the interest of Exmingua in and to the Property and the Purchase Agreement, such Pillar Option to be exercised by Pillar:

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incurring aggregate exploration expenditures of FIVE HUNDRED THOUSAND ($500,000) DOLLARS on or before the day which is one (1) year following the day (“Acceptance Date”) upon which the last of  Radius and Pillar receive written notice of the acceptance for filing by the TSX-Venture Exchange (“TSXV”) of the agreement constituted by the acceptance of this offer by Radius;

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incurring aggregate exploration expenditures of ONE MILLION FIVE HUNDRED THOUSAND ($1,500,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date;

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incurring aggregate exploration expenditures of TWO MILLION FIVE HUNDRED THOUSAND ($2,500,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date; and

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paying to Radius the sum of US THIRTY THOUSAND (US $30,000) DOLLARS, on or before the day which is five (5) days after the later of:

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the Acceptance Date, and

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the date of the completion of satisfactory due diligence by Pillar pursuant to subparagraph 16(a),

representing the reimbursement to Radius of the amount paid to the Vendor in connection with the acquisition of the Purchased Concession.

Upon Pillar having paid US $30,000 to Radius, and incurred aggregate exploration expenditures of $2,500,000 on or before the third anniversary of the Acceptance Date, Pillar will have exercised the Pillar Option and will have earned and be vested with a sixty (60%) percent right, title and interest in and to the interest of Exmingua in and to the Property, free and clear of all Encumbrances (other than as set forth in paragraph 1 above).  It is the intent of the parties that, with respect to any interests in mineral tenures or minerals acquired by Pillar within the boundaries of the Jocotan Area of Interest (other than the Exmingua Applications or the Purchased Concession), upon the exercise of the Pillar Option a forty (40%) percent interest in any such mineral tenures or minerals will be transferred to Exmingua (subject to the provisions of paragraphs 4 and 5).   For the purposes hereof, the phrase “exploration expenditures” means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred, directly or indirectly, by Pillar in connection with the acquisition, maintenance, exploration and development of the Property, any activities of Pillar directed primarily towards ascertaining the existence, location, quality, quantity or commercial value of deposits of minerals in, on or under the Property, and in preparing for the extraction, processing, treatment, sale and marketing of any such minerals, and including a charge, in lieu of any overhead costs, equal to ten (10%) percent of all expenditures (other than such charge).  If Pillar has failed to comply with the requirements of subparagraphs 2(a) through (c) within the time period(s) specified, Pillar may maintain the Pillar Option in good standing by paying to Radius, within thirty (30) days of the date when it is determined that Pillar has not incurred the required exploration expenditures, in cash, an amount equal to the deficiency in exploration expenditures (which amount will be deemed to constitute exploration expenditures incurred prior to the relevant date).  On or before sixty (60) days after the relevant dates in subparagraphs 2(a) through (c), Pillar will deliver to Radius and Exmingua a certificate of a senior officer of Pillar certifying the amount of exploration expenditures incurred to the relevant date, together with a reasonably detailed list of such exploration expenditures, which certificate will constitute conclusive evidence that such amount of exploration expenditures have been incurred unless disputed by Radius within thirty (30) days of receipt thereof (in which case the matter will be referred to arbitration as provided herein).  If Pillar fails to maintain the Pillar Option in good standing as provided herein, Radius and Exmingua may, upon notice to Pillar in accordance with paragraph 11, terminate the Pillar Option.

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During the currency of the Pillar Option:

a.

Pillar and its agents will have full rights to enter on and to do all work on the Property as Pillar determines, in its sole discretion, to be appropriate, subject to compliance with applicable law;

b.

Radius, Exmingua and their representatives authorized in writing will have the right, at their own expense and risk, of access to and the right to inspect the Property and the data obtained therefrom, and to copy all data derived from work thereon, provided that such rights may only be exercised in a manner which does not interfere with the activities of Pillar on the Property and that Radius will indemnify Pillar from and against all liabilities which may be incurred in connection with the exercise of such right of access; and

c.

Pillar will maintain the Property in good standing, and in that regard will be responsible for making any necessary payments for the mining rights and any value-added or other taxes associated with the Property, and for preparing work progress reports to the GDM, provided that all such obligations will cease upon Pillar terminating the Pillar Option at any time prior to exercise in accordance with paragraph 14.

4.

Subject to the exercise of the Pillar Option (except as contemplated in paragraph 5), Exmingua will have the sole and exclusive irrevocable right and option (the “Radius Option”) to sell to Pillar, and to require Pillar to purchase from Exmingua, the remaining forty (40%) percent right, title and interest in and to the Property retained by Exmingua (“Residual Radius Interest”) upon the terms set forth in this paragraph, Exmingua hereby representing and warranting that it has all necessary power and authority to assign, transfer and set over to Pillar the Residual Radius Interest upon the exercise of the Radius Option.

Subject to paragraph 5, the Radius Option will be exercisable at any time during a period of two (2) months commencing upon the date of the delivery to Pillar of the final report on the results of the work program in respect of which the exploration expenditures were incurred by Pillar as necessary to complete the exercise of the Pillar Option (the “Exercise Period”).  The consideration payable by Pillar to purchase the Residual Radius Interest from Exmingua will be the issuance by Pillar to Radius of such number of common shares of Pillar (“Pillar Shares”) as will equal forty (40%) percent of the aggregate of the issued and outstanding Pillar Shares and additional Pillar Shares reserved for issuance pursuant to any  convertible securities then outstanding (but not including any Pillar Shares reserved for issuance pursuant to incentive stock options provided that such number may not exceed ten (10%) percent of the then issued Pillar Shares) following such issuance, provided that such forty (40%) percent number is based upon the premise that, at the time of the exercise of the Radius Option, Pillar will not have any material assets other than its sixty (60%) percent interest in the Property or any material liabilities, and the parties will, acting in good faith, adjust the actual number of Pillar Shares to be issued to reflect the value of any other material assets (including cash) then held by Pillar (which would reduce the number of Pillar Shares required to be issued) or any material liabilities of Pillar (which would increase the number of Pillar Shares required to be issued).

If, for any reason, the terms and conditions of the Radius Option, or the number of Pillar Shares proposed to be issued, are not acceptable to the TSXV, then the parties will negotiate in good faith to restructure the Radius Option to be acceptable to the TSXV.  Exmingua will exercise the Radius Option, if at all, by the delivery of a notice to that effect to Pillar during the Exercise Period, and the transactions pursuant to the Radius Option will close on the day which is ten (10) business days after the TSXV has accepted for filing the exercise of the Radius Option on behalf of each of the parties (or such later date as any conditions imposed by the TSXV on such acceptance, such as shareholder approval by the shareholders of Pillar, are satisfied).

5.

Exmingua will have, and Pillar hereby grants to Exmingua, the right, in its sole discretion,  to exercise the Radius Option at any time prior to the exercise by Pillar of the Pillar Option by delivering a notice of such early exercise to Pillar, such notice (the “Early Exercise Notice”) to state that:

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 Exmingua is exercising its rights pursuant to this paragraph 5 to exercise the Radius Option prior to the exercise by Pillar of the Pillar Option; and

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subject to, and upon the completion of the transfer to Pillar of the Radius Residual Interest, the Pillar Option is deemed to have been exercised by Pillar, notwithstanding the provisions of paragraph 2 requiring certain payments to be made  and exploration expenditures to be incurred by Pillar in order to exercise the Pillar Option.

Accordingly, upon the completion of the exercise of the Radius Option following the delivery of an Early Exercise Notice, Pillar will hold a 100% right, title and interest in and to the Property notwithstanding that Pillar has not incurred aggregate exploration expenditures of $2,500,000.

6.

Upon Pillar having exercised the Pillar Option, and provided that Exmingua does not exercise the Radius Option, an association analogous to a joint venture (the "Association") will be formed between Exmingua and a Guatemalan subsidiary of Pillar (“Pillar Guatemala”).  If so advised by Guatemalan counsel, Exmingua and Pillar Guatemala will incorporate a new Guatemalan company to hold the Property (“Newco”), and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property, and thereupon, Exmingua and Pillar Guatemala will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of Newco, which will reflect, as closely as possible, the provisions hereof with respect to the operation of the Association.

7.

Following the formation of the Association, each of Exmingua and Pillar Guatemala (each, a “Participant”) will be responsible for its pro rata share of Association expenditures, from time to time.  Failure by a Participant to elect to contribute to approved work programs which are completed to at least 80% of the budgeted expenditures will result in the dilution of the non-contributing Participant(s) interest in the Association and the Property (“Interest”) such that, at any time after the formation of the Association, a Participant’s Interest will be equal to the sum of its deemed expenditures (which will be $2,500,000 for Pillar Guatemala and $1,666,666 for Exmingua) plus actual expenditures after the formation of the Association divided by the sum of the deemed expenditures and actual expenditures following the formation of the Association of all Participants.  Failure to fund two or more approved work programs, or failure to fund any work program after having elected to do so, would result in the non-contributing Participant(s) being precluded from further contributions, thus resulting in automatic dilution.

8.

Upon the dilution of the interest of a Participant in the Property and the Association to less than ten (10%) percent, such Participant will transfer all of its interest to the remaining Participants (pro rata if more than one) in consideration of the grant by the remaining Participants of a two (2%) percent net smelter return royalty on all products from the Property.  The remaining Participant(s) will have the exclusive right and option at any time thereafter to purchase all of such 2% royalty at a purchase price of $1,000,000 per 1%, exercisable by notice accompanied by a certified cheque in payment of the purchase price.

9.

Pillar Guatemala will be the operator of the Association and the Property and will have the right to remain so as long as its Interest is equal to or greater than that of Exmingua.  The Association will be governed by a management committee consisting of one representative of each Participant, with each representative having a number of votes equal to the Interest of the Participant he represents.  The representative of the operator will be the chairman and will have a casting vote in the event of a tie.  There will be a standard rollover of operator clause in the Association's shareholders agreement.

10.

Each of Radius and Exmingua will provide to Pillar all information in their possession with respect to the Property, which will (subject to the provisions of the next sentence) be held in confidence by Pillar.  All information with respect to the Property generated pursuant to this agreement will be held in confidence, subject to the right of any party to release any such information (including the initial information provided by Radius and Exmingua) as required by applicable law or the rules, regulations, bylaws and listing agreements of any stock exchange upon which the shares of a party are listed.

11.

If any party hereto defaults in the performance of any of its obligations hereunder, the party affected by such default may give notice to the defaulting party, and if the defaulting party does not cure such default within ninety (90) days after receipt of such notice, the affected party may take any action on account of such default, including seeking damages, specific performance or an injunction or the termination of the agreement constituted upon the acceptance of this offer.

12.

The agreement constituted by the acceptance of this offer will be governed by and interpreted in accordance with the laws of British Columbia.

13.

Pillar will have the right:

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without the consent of, but upon notice to, Radius and Exmingua to assign and transfer all of its rights and obligations hereunder to a wholly owned subsidiary of Pillar; or

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with the prior written consent of Radius and Exmingua, which may be unreasonably withheld, to assign and transfer all of its rights and obligations hereunder to an affiliate of Pillar (as such term is defined in the Securities Act (B.C.)).

Any subsequent transfer of its rights hereunder by any such subsidiary or affiliate, any transfer of the shares of any such subsidiary by Pillar or any transfer of any of the shares of any such affiliate will, in turn, be subject to the provisions of subparagraph 13(b).  Each of Radius and Pillar will guarantee the due and timely performance of the obligations of their respective subsidiaries and affiliates hereunder.

14.

Except if Pillar has received an Early Exercise Notice from Exmingua, Pillar may elect to surrender the Pillar Option at any time prior to earning its undivided sixty (60%) percent working interest, provided that Pillar will provide not less than thirty (30) days' notice of such termination and will return the Property (including any interest acquired by Pillar in the Open Lands or the ground covered by the Third Party Concessions) in good standing (subject, with respect to the Purchased Concession, to the outcome of the Concession Dispute being resolved in favour of the Vendor) as at the effective date of termination.

15.

The parties will use their best efforts to settle and execute formal documentation as necessary to give effect to the agreement constituted by the acceptance of this offer by Radius and Exmingua within a period of one hundred and twenty (120) days following the Acceptance Date, such formal documentation to reflect the terms and conditions of this letter together with such additional terms and conditions as are typical of option and joint venture agreements of this nature and will reflect a structure among the parties indicated to be the most beneficial by the parties' Canadian and Guatemalan legal and tax advisers, but this agreement is not subject to such settlement and execution of formal documentation and is a binding agreement upon acceptance hereof by Radius and Exmingua.  If such formal documentation is not completed after 120 days Pillar may, at its option, extend such period as may reasonably be required.

16.

The agreement created by the acceptance of this offer by Radius and Exmingua is subject to:

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the completion by Pillar of a technical review of the Property (including a property examination which will consist of geological mapping, sampling and assaying), and results therefrom satisfactory to Pillar, acting reasonably, within a period of thirty (30) days after the acceptance of this offer by each of Radius and Exmingua.  If the results of such due diligence are not satisfactory to Pillar it may, at any time prior to the end of such thirty (30) day period, so notify Radius and Exmingua, and thereupon the agreement constituted by the acceptance of this offer will be terminated; and

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the waiver by Gold Fields of its right of first refusal over the Exmingua Applications and the Purchased Concession with respect to this offer.

17.

Subject to the exercise by Radius of the Radius Option and the acquisition by Radius of Pillar Shares thereunder, Pillar hereby grants to Radius the right to maintain its percentage ownership of Pillar by granting to Radius a right of first refusal to provide such percentage of any future equity or convertible debt financing proposed by Pillar  (other than pursuant to the grant or exercise of any incentive stock options or the issuance of Pillar Shares as consideration for the acquisition an interest in a mineral property) to be offered to any third party as is equal to the percentage of the then outstanding Pillar Shares held by Radius as at the date of any such proposed financing.  Such right will be exercised, if at all, by Radius upon notice to Pillar within ten (10) days of receipt by Radius from Pillar of the terms and conditions of any proposed financing (whether in response to an offer to finance by a third party or initiated by Pillar).  The portion of the financing to be taken by Radius will close concurrently with the balance of the proposed financing.  Radius may, in respect of any particular financing, elect to provide less than its then proportional share of any such financing, or none of such financing.  Such right to maintain its interest will continue for so long as Radius holds Pillar Shares equal to or greater than ten (10%) percent of the outstanding Pillar Shares.

18.

The agreement constituted by the acceptance of this offer by Radius and Exmingua is subject to acceptance for filing hereof by the TSXV on behalf of each of Radius and Pillar, and each of Pillar and Radius will use their commercially reasonable best efforts to secure such acceptance for filing in a timely manner.

If you would like to accept the foregoing offer and enter into an agreement on such terms and conditions, kindly acknowledge this  by signing and returning to us a copy of this letter on or before 5:00 p.m. (Vancouver time) on May 25, 2002 and, upon acceptance by each of Radius and Exmingua, a binding agreement will be in effect between us.

Yours very truly,

PILLAR RESOURCES INC.

Per:

Henry Neugebauer,

Director

We, Radius Explorations Ltd. and Exploraciones Minera de Guatemala, S.A., each hereby accept the foregoing offer of Pillar Resources Inc. and agree to be bound by the foregoing terms and conditions as of this 23rd day of May, 2002.

RADIUS EXPLORATIONS LTD.

Per:

Simon Ridgway

EXPLORACIONES MINERA DE GUATEMALA, S.A.

Per:

Sr. Pedro Garcia

SCHEDULE “A”

THE PROPERTY

Part I:

The Jocotan Area of Interest

Co-ordinate Number

UTM Co-ordinates

1

236000E, 1645000N

2

260100E, 1645000N

3

260100E, 1641000N

4

254000E, 1641000N

5

254000E, 1636000N

6

253000E, 1636000N

7

253000E, 1633000N

8

250000E, 1633000N

9

250000E, 1631000N

10

236000E, 1631000N

Part II:

The Exmingua Applications

Concession Name & No.

Date of Application

Olopa

December 17, 2001

El Pinal

November 12, 2001

El Tesoro

November 7, 2001

Laura

March 14, 2002

Part III:

The Purchased Concession

Concession Name, No. and Owner

Grant Date

Expiry Date

Jocotan II

May 27, 1998

May 27, 2001

(Mayan Minerales, S.A.)

(Extension Requested

on May 21, 2001)

Part IV:

The Third Party Applications

Concession Name and Applicant

Chorti

(Entre Mares de Guatemala, S.A.)